FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March 2006

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 06, 2006

EXHIBIT INDEX

1	Press Release dated March 31, 2006

2	Miramar Mining Corporation Consolidated Financial Statements for the Years ended December 31, 2005 and 2004

3	Management’s Discussion and Analysis

EXHIBIT 1

MIRAMAR MINING CORPORATION Suite 300 – 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

March 31, 2006	NEWS RELEASE 06–03	MAE – TSX MNG – AMEX

Miramar Announces Year End Results
Year End Financial Results Show Healthy Financial Position

VANCOUVER — Miramar Mining Corporation (MAE-TSX, MNG–AMEX) today announced its consolidated 2005 annual financial results that report a loss of $11 million for the year, primarily related to an adjustment for reclamation activities at the Con Mine. The Company ended 2005 with consolidated working capital of $64.3 million, which includes cash and equivalents and short term investments of $68.7 million. The Company does not have any long term debt.

“With a positive NIRB recommendation received in March 2006 as a result of the hard work done on the Doris North environmental assessment, and with the very successful drilling reported throughout the year at Hope Bay, 2005 has been one of the most successful years in Company history” said Tony Walsh, President & CEO, “The identification of certain additional activities required at the Con Mine was unexpected, however, the Company has opportunities available to mitigate some of the costs of these activities,” he said.

The Company is now in a position to launch economic studies to evaluate some opportunities for extended and expanded production levels on the Hope Bay belt. The Company intends to deliver a feasibility study at the end of 2006 for the second step in the phased development of the Hope Bay belt. Over the past year, internal studies have indicated that there may be opportunities for larger scale production at Hope Bay and work in 2006 will include examining the viability of larger scale operations. Details on the 2006 program at Hope Bay will be released next week.

The 2006 program has begun and drills are turning at Hope Bay. It is anticipated that the first drill results will be available by the end of April. The Company had also hoped to release the 2005 resource calculation sometime in January. However, industry wide delays in obtaining consultant time have postponed this date. The 2005 resource calculation will be released when available.

Financial Results

For the year ended December 31, 2005, the Company reported a consolidated net loss of $11 million or $0.07 per share compared to a loss of $32.5 million of $0.21 per share in 2004. The loss reported in 2005 includes an adjustment of $8.1 million to increase the asset retirement obligation (“ARO”) for the Con Mine. Excluding this adjustment, the loss would be $2.9 million or $0.02 per share.

During 2005, the Company commenced reclamation activities at the Con Mine. Activities were focused on the reclamation of historic mill roaster tailings. In the fourth quarter of 2005, the Company recorded an adjustment to the liability for asset retirement obligation of $8.1 million. This adjustment is a result of management’s reassessment of cost estimates and is comprised of three components; (a) the impact of additional mill roaster tailings which were excavated in 2005 which make up the majority of the adjustment (b) changes in site closure activities and, (c) the impact of an estimated one year delay in receiving approval of the final remediation plan. This adjustment also includes contingencies for future potential cost increases. The Company believes that the majority of the cash impact of this adjustment (which the Company expects will be approximately $6 million)

will be borne over the next two years. Overall the Company believes that this will not have a significant impact on its financial resources or its ability to fund its current planned activities.

At December 31, 2005, the Company has recorded the fair value of the ARO for the Con Mine to be $19.2 million (which includes the adjustment discussed above) for the expected closure costs to be incurred from 2006 to 2033. A significant portion of the funding for the reclamation activities will be provided by the $10.5 million currently held within two Con Mine reclamation security trusts as well as the proceeds from any assets sales at the Con Mine that will be added to the trusts.

Details of the calculation of the ARO are provided in the notes to the Consolidated Audited Financial Statements and in the Management Discussion and Analysis of the Company for the year ended December 31, 2005.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls the Hope Bay project, one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar’s goal is to build an intermediate gold production profile by maximizing the development potential of the substantial gold resources defined on the Hope Bay belt while continuing to increase the total gold resources on the belt through the expansion of the known deposits and discoveries of new ones.

Any proposal to extend and expand mining operations at Hope Bay would be subject to successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to permitting, exploration activities and the expected results thereof, and the production potential at the Hope Bay project and the expected results of this work, the Company’s goals to develop the Hope Bay property and its expenditures concerning reclamation activities and costs at the Con Mine are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations uncertainties as to the timing, results and costs of reclamation activities at the Con Mine and possible need to secure the remediation plan in the light of future development and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements management’s beliefs, estimates or opinions, or other factors, should change.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572    Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com

EXHIBIT 2

                     Consolidated Financial Statements
                     (Expressed in Canadian dollars)

                     MIRAMAR  MINING  CORPORATION

                     Years ended December 31, 2005 and 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2005 and 2004 and the consolidated  statements of operations and deficit and cash flows for the years then ended. These financial  statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian  generally accepted auditing standards.  Those standards  require that we plan and perform an audit to obtain reasonable  assurance  whether  the  financial  statements  are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the  accounting  principles  used and  significant  estimates  made by management, as well as evaluating the overall financial statement presentation.

In our opinion,  these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its  operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Vancouver, Canada

March 1, 2006

                                       1

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2005 and 2004
================================================================================

-----------------------------------------------------------------------------------------------------
                                                                                2005            2004
-----------------------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents                                        $   48,723      $   30,215
        Short term investments                                               20,000               -
        Accounts receivables                                                  1,135           2,340
        Inventory (note 5)                                                    4,782           7,178
        Prepaid expenses                                                        355             267
        ---------------------------------------------------------------------------------------------
                                                                             74,995          40,000
Power credits receivable                                                      1,557           1,945

Property, plant and equipment (note 6)                                        5,569           5,766

Mineral properties (note 7)                                                 170,817         160,003

Cash collateral deposits (note 8)                                            14,980          14,674

Investment in Northern Orion Explorations Ltd. (note 3)                       8,505           9,182

Other assets (note 9)                                                         1,574             707
-----------------------------------------------------------------------------------------------------
                                                                         $  277,997      $  232,277
-----------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                         $    4,748      $    7,131
        Current portion of site reclamation and closure costs (note 10)       5,947           7,485
        ---------------------------------------------------------------------------------------------
                                                                             10,695          14,616

Deferred gain (note 2(p))                                                     1,557           1,945

Provision for site reclamation and closure costs (note 10)                   14,536          12,274

Future income tax liability (note 12)                                        22,801          19,120
-----------------------------------------------------------------------------------------------------
                                                                             49,589          47,955

Shareholders' deficiency:
        Share capital (note 11)                                             433,990         380,734
        Contributed surplus                                                   6,846           5,025
        Deficit                                                            (212,428)       (201,437)
        ---------------------------------------------------------------------------------------------
                                                                            228,408         184,322
-----------------------------------------------------------------------------------------------------
                                                                         $  277,997      $  232,277
-----------------------------------------------------------------------------------------------------

Nature of operations (note 1)
Commitments and contingencies (notes 11 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

 /s/ Anthony Walsh            Director     /s/ David Fennell        Director
----------------------------             -------------------------

                                       2

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

================================================================================

-------------------------------------------------------------------------------------------------
                                                                               2005         2004
-------------------------------------------------------------------------------------------------
Revenue:
        Sales                                                            $     407    $   7,567
        Interest                                                             1,156        1,562
        Other income                                                         1,003        3,136
        -----------------------------------------------------------------------------------------
                                                                             2,566       12,265

Expenses:
        Cost of sales                                                          535       22,872
        Depreciation, depletion and accretion                                1,088        1,979
        General and administration                                           1,520        1,748
        Salaries                                                             1,217        1,486
        Professional services                                                  592          707
        Investor relations                                                     119          171
        Interest                                                               241          133
        Stock-based compensation                                               985        2,250
        Foreign exchange                                                         2           39
        Severances and closure                                                 264        1,583
        Write-down of assets                                                   108        4,515
        Write-down of capitalized value assigned by asset retirement
           obligation (note 10)                                              8,085       10,508
        -----------------------------------------------------------------------------------------
                                                                            14,756       47,991
-------------------------------------------------------------------------------------------------
Loss from operations before undernoted                                     (12,190)     (35,726)

Equity loss                                                                   (227)        (294)
-------------------------------------------------------------------------------------------------
Loss before income taxes                                                   (12,417)     (36,020)

Income tax recovery (expense) (note 12):
        Current                                                                (34)        (298)
        Future                                                               1,460        3,859
        -----------------------------------------------------------------------------------------
                                                                             1,426        3,561
-------------------------------------------------------------------------------------------------
Loss for the year                                                          (10,991)     (32,459)

Deficit, beginning of year                                                (201,437)    (168,978)
-------------------------------------------------------------------------------------------------
Deficit, end of year                                                     $(212,428)   $(201,437)
-------------------------------------------------------------------------------------------------
Basic and diluted loss per share                                         $   (0.07)   $   (0.21)

Weighted average number of common shares outstanding                   163,744,437  153,524,708
-------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                       3

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

--------------------------------------------------------------------------------------------------
                                                                               2005          2004
--------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
        Loss for the year                                              $   (10,991)   $  (32,459)
        Items not involving cash:
            Depreciation, depletion and accretion                            1,088         1,979
            Stock-based compensation                                           985         2,250
            Write-down of assets                                             8,193        15,023
            Equity loss                                                        227           294
            Future income taxes                                             (1,460)       (3,859)
            Other                                                               18          (408)
        Changes in non-cash working capital:
            Accounts receivable                                              1,205          (763)
            Inventory                                                          595        (2,225)
            Prepaid expenses                                                   (88)          287
            Accounts payable and accrued liabilities                        (3,165)       (3,063)
        Payments made on site reclamation (note 10)                         (8,138)            -
        ------------------------------------------------------------------------------------------
                                                                           (11,531)      (22,944)

Investments:
        Expenditures on plant, equipment and deferred exploration, net     (18,413)      (34,295)
        Purchase of securities                                                (300)            -
        Proceeds on sale of assets (notes 3 and 7)                          10,769           900
        Purchase of collateral deposits, net                                  (306)       (8,400)
        Purchase of short-term investments                                 (20,000)            -
        ------------------------------------------------------------------------------------------
                                                                           (28,250)      (41,795)

Financing:
        Issue of common shares for cash                                     58,289        15,033
        Proceeds from note receivable (note 2(p))                                -        10,000
        ------------------------------------------------------------------------------------------
                                                                            58,289        25,033
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                            18,508       (39,706)

Cash and cash equivalents, beginning of year                                30,215        69,921
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                 $    48,723    $   30,215
--------------------------------------------------------------------------------------------------
Supplementary information:
     Income taxes paid                                                 $        34    $      431
     Non-cash investing and financing activities:
         Fair value of stock options allocated to shares
           issued on exercise                                                  107            89
         Stock-based compensation included in deferred exploration             944         1,087
         Asset retirement obligations capitalized to property, plant         8,085        10,508
           and equipment and subsequently written off
--------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                       4

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

1.   Nature of operations:

     Miramar Mining  Corporation (the "Company") was incorporated under the laws of the Province of British Columbia. In December 2004, the Company made the decisions to terminate all mining activities at its Con Mine and Giant mine operations and to commence planned reclamation activities.  At December 31,
     2005 the  Company's  principal  business  activity is the  exploration  and development of mineral property interests.  The Company's principal mineral property interest is the Hope Bay Project located in Nunavut, Canada.

     The Company is in the process of exploring  its mineral  property  interest and has not yet determined  whether its mineral property  interest contains economically  recoverable  mineral  reserves.  The underlying value and the recoverability  of the  amounts  shown for  mineral  property  is  entirely dependent upon the existence of economically  recoverable mineral reserves, the ability of the Company to obtain the  necessary  financing  to complete the  exploration  and  development  of the  mineral  property,  and  future profitable  production  or  proceeds  from the  disposition  of the mineral property interest.

2.   Significant accounting policies:

     (a)  Basis of presentation:

          These  financial  statements  have been  prepared in  accordance  with
          Canadian  generally accepted  accounting  principles  ("GAAP").  These consolidated  financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

     (b)  Cash and cash equivalents:

          Cash and cash equivalents  include  investments with terms to maturity of 90 days or less when purchased.

     (c)  Short-term investments:

          Short-term  investments with terms to maturity of greater than 90 days but not  more  than one year  are  recorded  at the  lower of cost and market determined on an aggregate portfolio basis.

     (d)  Revenue recognition and inventory:

          Revenue from sale of the Company's  product is recorded when pervasive evidence of an arrangement exists,  title and risk passes to the buyer and the  sales  price  is fixed  and  determinable.  Gold  and  silver inventory  are valued at the lower of net  realizable  value and cost.
          Materials  and  supplies  inventory  are valued at  average  cost less appropriate allowances for obsolescence.

                                       5

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

2.   Significant accounting policies (continued):

     (e)  Property, plant and equipment and mineral properties:

          Property, plant and equipment, which includes mine plant and equipment and mineral properties, is recorded at the lower of cost and estimated net recoverable  amount.  Buildings and equipment are depreciated on a straight-line  basis over their estimated  useful lives, not to exceed the period of  anticipated  recovery of estimated  proven and probable ore  reserves.  Mining  equipment  and vehicles are  depreciated  on a straight  line basis over  estimated  useful lives of two to 15 years.
          Office  furniture  and computer  equipment are  depreciated  using the declining  balance  method  at 20% and  30%,  respectively.  Leasehold improvements are amortized  straight-line  over their estimated useful life.

          The cost of mineral properties and related exploration and development costs are deferred until the  properties  are placed into  production, sold or abandoned.  Capitalized costs are amortized over the estimated useful life of the properties following the commencement of production or  written  off if the  properties  are  sold,  allowed  to  lapse or abandoned.

     (f)  Impairment of long-lived assets:

          Long-lived  assets,  which  consist  primarily of property,  plant and equipment and mineral properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability  of assets to be held and used are  measured by a comparison  of the  carrying  value of the asset to future  undiscounted  net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the  impairment  is  measured  by the amount by which the  carrying amount of the asset exceeds its fair value.

     (g)  Provision for site reclamation and closure costs:

          The Company  recognizes  the fair value of a future  asset  retirement obligation  as a  liability  in the  period in which it incurs a legal obligation  associated  with the  retirement  of  tangible  long-lived assets that results from the  acquisition,  construction,  development and/or normal use of the assets. The Company concurrently recognizes a
          corresponding   increase  in  the  carrying   amount  of  the  related
          long-lived asset and is amortized over the life of the asset. The fair value of the  asset  retirement  obligation  is  estimated  using  the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement,  the asset retirement  obligation is adjusted at the end of each  period to reflect  the passage of time and changes in the estimated future cash flows underlying the obligation.  Changes in the  obligation due to the passage of time are recognized in income as an  operating  expense  using the interest  method.  Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related  long-lived asset and is amortized over the remaining life of the asset.

                                       6

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

2.   Significant accounting policies (continued):

     (h) Pension expenses and obligation:

          The Company  maintains  defined  benefit  pension  plans and  provides certain  non-pension  post-retirement  benefits consisting of extended health and other  benefits.  The cost of  providing  pension and other post-retirement  benefits  is  actuarially  determined  and charged to operations using the projected unit credit actuarial method based upon management's best estimate assumptions. Pension fund assets are valued at fair value.  The pension expense for the year includes  adjustments for plan amendments,  curtailments,  experience gains and losses,  and changes in  assumptions  that are being  amortized on a  straight-line basis over the expected  average  remaining  service lives of the plan members.  Any differences  between the cumulative amounts expensed and the  funding  contributions  are  reflected  as  either  an asset or a liability.

     (i)  Stock-based compensation:

          The Company has a stock  option plan which is described in note 11(c).
          The Company  records  all  stock-based  payments  using the fair value method.

          Under the fair value method,  stock-based payments are measured at the fair  value of the  consideration  received  or the fair  value of the equity instruments issued or liabilities  incurred,  whichever is more reliably  measurable,  and are charged to operations  over the vesting period. The offset is credited to contributed  surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

     (j)  Translation of foreign currency:

          The  accounts  of foreign  operations  are  translated  into  Canadian dollars as follows:

          o    monetary   assets  and  liabilities  at  the  rates  of  exchange
               prevailing at the balance sheet date

          o    other assets and  liabilities at applicable  historical  exchange rates

          o    revenue  and  expenses at the  average  rate of exchange  for the period  covering the statement of operations  except for expenses related to  non-monetary  assets  which are at the rates used for the translation of the related assets

          Translation  gains  and  losses  are  included  in  the  statement  of operations.

                                       7

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

2.   Significant accounting policies (continued):

     (k)  Derivative financial instruments:

          The  Company has used  forward  sales  agreements  and options for the purpose of managing  price and currency  exposures on its  anticipated gold sales. The Company assesses, both at the hedge's inception and on an ongoing  basis,  whether the  derivatives  that are used in hedging transactions  are  highly  effective.  Gains and  losses  relating  to hedging  instruments are recorded in income the same period as gold is produced  to meet the  hedged  commitment.  Realized  and  accumulated unrealized  gains or losses  associated  with  derivative  instruments which have been terminated or cease to be effective prior to maturity,
          are  deferred  under  other  current,   or   non-current,   assets  or
          liabilities  on the  balance  sheet  and  recognized  in income in the period in which the underlying transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination  of the related  derivative  instrument,  any  realized or unrealized gain or loss on such derivative instrument is recognized in income at that time. The fair value changes in ineffective  hedges are recognized in the statement of operations.

     (l)  Income taxes:

          The Company  uses the asset and  liability  method of  accounting  for future income  taxes.  Under the asset and  liability  method,  future income tax assets and liabilities are determined  based on differences between the financial statement carrying values of existing assets and
          liabilities  and  their   respective   income  tax  bases   (temporary
          differences)  and loss carry  forwards.  Future  income tax assets and liabilities  are measured using  substantively  enacted or enacted tax rates  expected to be in effect  when the  temporary  differences  are likely to  reverse.  The  effect  on  future  income  tax  assets  and liabilities  of a change in tax rates is  included  in the  results of operations in the period in which the change is substantively enacted.
          Future income tax assets also result from unused loss carry  forwards, resource related pools and other deductions.  The amount of future tax assets  recognized is limited to the amount that management  considers more likely than not to be realized.

     (m)  Loss per share:

          Basic loss per share is  calculated  by  dividing  loss  available  to common  shareholders  by the weighted  average number of common shares outstanding in the period. For all periods presented loss available to common  shareholders  equals the reported loss. Diluted loss per share is calculated by the treasury  stock method.  Under the treasury stock method,  the weighted average number of common shares  outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive  stock  options are applied to repurchase common shares at the average market price for the period.

          For the years ended December 31, 2005 and 2004, diluted loss per share is the same as basic loss per share as the  affect of all  outstanding options and warrants would be anti-dilutive.

                                       8

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

2.   Significant accounting policies (continued):

     (n)  Use of estimates:

          The preparation of financial  statements  requires  management to make estimates  that affect the reported  values of assets and  liabilities and the disclosure of contingent assets and liabilities at the date of the  financial  statements  and the  reported  amounts of revenue  and expenses during the reporting period.  Significant areas requiring the use of management  estimates relate to the determination of impairment of assets, site reclamation and closure obligations,  assumptions used in determining stock-based compensation, future income taxes and rates for  amortization  of property,  plant and  equipment.  Actual results could differ from these estimates.

     (o)  Variable interest entities:

          Effective January 1, 2005, the Company adopted the Canadian  Institute
          of   Chartered   Accountants   ("CICA")   Accounting   Guideline   15,
          "Consolidation  of  Variable  Interest   Entities"   ("AcG-15")  on  a
          prospective basis.  AcG-15 prescribes the application of consolidation principles  for  entities  that  meet  the  definition  of a  variable interest  entity  ("VIE").  An enterprise  holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate  the  VIE  if it is  considered  its  primary  beneficiary whereby it would  absorb the  majority of the VIE's  expected  losses, receive the majority of its expected  residual  returns,  or both. The adoption  of this  new  standard  had no  effect  on the  consolidated financial statements as management has determined the Company does not have variable interests in any VIE's.

     (p)  Power credits and deferred gain:

          On April 4,  2003,  the  Company  completed  the sale of the  Bluefish hydroelectric power plant ("Bluefish") to Northwest  Territories Power
          Corporation.  Bluefish is a 7.0 mega volt-ampere  hydroelectric  power generating facility,  located 25 miles of Yellowknife,  which supplies power  to the  Company's  Con  Mine.  Sale  consideration  included  a non-interest  bearing note for $10 million  which was paid on December
          31, 2004, the supply of power to the Con Mine,  free of charge,  equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con Mine, free of charge,  at an annual rate of 5 million  kilowatts and 18,000 kilo volt-ampere of demand for a five year  period  from 2005 to 2009,  (the  "Power  Credits").  The
          Company  recorded a deferred gain of $7.0 million relating to the fair value  consideration  of the Power  Credits.  As the Power Credits are
          consumed, the Company recognizes a corresponding gain in the statement of operations.  During the year ended December 31, 2005, approximately
          $0.4  million  (2004 - $2.4  million)  of the fair  value of the Power
          Credits  were  consumed  and has been  recorded  in site  closure  and reclamation  costs  incurred in 2005.  In 2004,  the fair value of the
          Power  Credits  consumed  were  recorded  in  cost  of  sales  with  a corresponding gain in other income.

                                       9

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

3.   Investment in Northern Orion Explorations Ltd.:

     At January 1, 2005,  the  Company  had  200,247  shares of  Northern  Orion
     Explorations  Ltd.  ("Northern  Orion") and a net proceeds interest royalty
     ("NPI") in certain  Northern  Orion  mineral  properties  which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on certain of Northern  Orion's  mineral  properties  as well as 50% of the proceeds from the disposition of certain Northern Orion mineral properties, all to a  maximum  of $15  million.  During  2005,  the  Company  sold  all remaining shares of Northern Orion and recorded the proceeds as a reduction of the carrying  value.  Recovery of the remaining  carrying  value of $8.5 million  is  dependant  upon the  receipt  of net  proceeds  from  eventual production from the properties or their sale by Northern Orion.

4.   Related parties:

     The  Company  holds 7.2% of Maximus  Ventures  Ltd  ("Maximus"),  a company related by virtue of common  directors.  The Company supplied services on a cost  recovery  basis to Maximus  totalling  $1,188,680  (2004 -  $516,123)
     during the year ended December 31, 2005.

     During the year ended  December  31,  2005,  the  Company's  investment  in
     Sherwood Copper Corporation ("Sherwood") was reduced from 38.3% to 13.3% as a result of Sherwood issuing shares to outside interests. During the period in 2005 the Company had  significant  influence over Sherwood,  the Company supplied  services on a cost recovery basis to Sherwood  totaling  $122,344
     (2004 - $366,769).

     These   transactions  are  recorded  at  their  exchange  amount  in  these consolidated  financial  statements  which is the  amount of  consideration received as established  and agreed to by the Company and, as  appropriate,
     Maximus or Sherwood.

5.   Inventory:

        -----------------------------------------------------------------
                                                        2005        2004
        -----------------------------------------------------------------
        Gold and silver                             $  1,162    $  1,570
        Materials and supplies                         3,620       5,608
        -----------------------------------------------------------------
                                                    $  4,782    $  7,178
        -----------------------------------------------------------------

                                       10

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

6.   Property, plant and equipment:

        -----------------------------------------------------------------------------------------
                                                                              2005          2004
        -----------------------------------------------------------------------------------------
                                                       Accumulated
                                                  depreciation and
                                        Cost         depletion and        Net book      Net book
                                                       write-downs           value         value
        -----------------------------------------------------------------------------------------
        Mine plant and equipment  $ 118,008           $  115,903        $  2,105       $  2,261
        Exploration equipment         2,060                  446           1,614          1,506
        Construction in progress      1,217                    -           1,217          1,216
        Computer equipment            1,366                  861             505            566
        Leasehold and office            534                  406             128            123
        Other                            94                   94               -             94
        -----------------------------------------------------------------------------------------
        Total                     $ 123,279           $  117,710       $   5,569       $  5,766
        -----------------------------------------------------------------------------------------

     During the year ended  December  31, 2005,  the Company  returned the Giant
     Mine  property  back to the  Department  of  Indian  Affairs  and  Northern
     Development.

7.   Mineral properties:

     The following is a summary of exploration and development costs incurred to
     December 31, 2005:

        -----------------------------------------------------------------------------------------
                                                             Back River    Hope Bay        Total
        -----------------------------------------------------------------------------------------
        Balance, December 31, 2004                            $  8,292   $ 151,711    $ 160,003

        Additions:
           Drilling                                                  -       3,997        3,997
           Sample analysis                                           -         532          532
           Personnel and contracts                                   -       3,336        3,336
           Stock-based compensation                                  -         944          944
           Supplies and equipment                                  132         799          931
           Other exploration costs                                   -         627          627
           Title and claim management                                -         317          317
           Transportation and freight                                -       2,908        2,908
           Camp and infrastructure                                   -       1,531        1,531
           Environmental and permitting                              -       3,157        3,157
           Feasibility and studies                                   -         958          958
           --------------------------------------------------------------------------------------
                                                                   132      19,106       19,238

        Disposition of mineral property                         (8,424)          -       (8,424)
        -----------------------------------------------------------------------------------------
        Balance, December 31, 2005                            $      -   $ 170,817    $ 170,817
        -----------------------------------------------------------------------------------------

     On February 18, 2005, the Company  assigned to Dundee  Precious Metals Inc.
     its option to purchase from Kinross Gold  Corporation 60% of the Back River project,  including  the Goose  and  George  Lakes  deposits.  The  Company received  proceeds of  approximately  $10 million for the  reimbursement of past exploration costs and inventory acquisition incurred by the Company on the Back River Project plus 5%.

                                       11

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

8.   Cash collateral deposits:

     The Company has  established  the following  cash  deposits with  chartered banks to serve as  collateral  for  letters of credit  pledged in favour of various  governmental  agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two  reclamation  security trusts for the reclamation of the Con Mine (note
     15(c)). The deposits are invested in guaranteed investment certificates and bear interest at market rates.  These funds will be returned to the Company upon completion of reclamation of the property to which they relate.

      --------------------------------------------------------------------------
                                                               2005        2004
      --------------------------------------------------------------------------
      Con Mine reclamation security trust               $   10,506   $  10,000
      Giant Mine water license                                   -         200
      Con Mine road permit                                      50          50
      Golden Eagle reclamation                                 341         341
      Talapoosa reclamation                                    233         233
      Hope Bay water licenses and land permits               3,850       3,850
      --------------------------------------------------------------------------
                                                        $   14,980   $  14,674
      --------------------------------------------------------------------------

9.   Other assets:

      --------------------------------------------------------------------------
                                                               2005        2004
      --------------------------------------------------------------------------
        Investments                                     $     134    $    134
        Investment in Sherwood                                180           -
        Pension asset (note 13)                             1,260         573
      --------------------------------------------------------------------------
                                                        $   1,574    $    707
      --------------------------------------------------------------------------

10.  Site reclamation and closure:

     The Company has recorded  provisions for site reclamation and closure costs for the  estimated  cost of site closure and  reclamation  relating to past mining activities at the Con Mine. The following is a reconciliation of the changes in the provision for site reclamation and closure during the year:

        ------------------------------------------------------------------------------------
                                                                           2005        2004
        ------------------------------------------------------------------------------------
        Balance, beginning of year                                     $ 19,759    $  8,528
        Change in estimate for site closure and reclamation costs         8,085      10,508
        Site closure and reclamation costs incurred                      (8,138)          -
        Accretion expense                                                   777         723
        ------------------------------------------------------------------------------------
        Balance, end of year                                           $ 20,483    $ 19,759
        ------------------------------------------------------------------------------------
        Allocated between:
            Current portion                                            $  5,947    $  7,485
            Non-current portion                                          14,536      12,274
        ------------------------------------------------------------------------------------
                                                                       $ 20,483    $ 19,759
        ------------------------------------------------------------------------------------

                                       12

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

10.  Site reclamation and closure (continued):

     The  Company's  operations  are  affected  by  federal  and local  laws and regulations concerning environmental protection. Under current regulations,
     the  Company  is  required  to  meet  performance   standards  to  minimize
     environmental  impact and to perform  site  restoration  and other  closure
     activities.   The  Company's   provisions   for  future  site  closure  and
     reclamation  costs are  based on known  requirements.  It is not  currently possible to estimate  the impact on  financial  results,  if any, of future legislative or regulatory developments.

     In the fourth  quarter of 2005,  the Company  recorded an adjustment to the liability for asset retirement  obligation by $8.1 million. This adjustment is a  result  of  management's  re-assessment  of  cost  estimates  and  is comprised of three  components:  (a) the impact of additional  mill roaster tailings  which were  excavated in 2005 and will be treated before they are placed in the tailings ponds,  which adjustment  represents the majority of the adjustment as it extends the arsenic processing phase of reclamation to
     2007  rather  than   completion  in  2006;  (b)  changes  in  site  closure
     activities,  including  the impact of a lengthened  period of  post-closure water treatment and  monitoring,  now assumed to be 25 years rather than 12 years,  and the  addition of rock cover to the  tailings  ponds rather than vegetation  alone;  and (c) the  impact of an  estimated  one year delay in receiving  approval of the final  remediation  plan,  which  results in the
     Company incurring certain holding costs to maintain  personnel required for closure activities and additional monitoring and environmental studies. The
     Company  has $10.5  million  on deposit  in Con Mine  reclamation  security trusts that will be applied,  in part, to offset the  reclamation  costs as they are incurred.  The Company is required by regulatory  agencies to post security for the site closure and  reclamation  activities,  excluding  the arsenic  processing  activities,  and, based on the Company's  estimate for these costs, the Company does not currently  anticipate that the regulatory agencies will require additional funds to be contributed to the reclamation security trusts.

     Although the ultimate amount to be incurred is uncertain, the liability for site closure and  reclamation for the Con Mine and the Hope Bay exploration camps has been  estimated  to be $24.9  million  on an  undiscounted  basis
     ($20.5  million  discounted)  and is to be expended from 2006 to 2033.  For purposes of determining the fair value of the  obligation,  a discount rate of 9.8%,  an inflation  factor of 2.0% and a market risk premium of 8% have been applied.  As required by regulatory  agencies and GAAP, cost estimates include  contractor  markups,  provision for administration and engineering and a  provision  for  unforeseeable  circumstances.  However,  the Company expects to use its employees  wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability.

                                       13

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

11.  Share capital:

     (a)  Authorized:

          500,000,000 common shares without par value

     (b)  Issued:

           --------------------------------------------------------------------------------------
                                                                             Common shares
                                                                   ------------------------------
                                                                           Number
                                                                        of shares       Amount
           --------------------------------------------------------------------------------------
           Balance, December 31, 2003:                               151,634,893     $  371,309

           Issued:
               Common shares for cash, net of issue costs              7,600,000         14,271
               Future income tax effect of flow-through shares                 -         (5,696)
               On exercise of warrants                                   211,437            412
               On exercise of stock options                              328,500            438
           --------------------------------------------------------------------------------------
           Balance, December 31, 2004                                159,774,830        380,734

           Issued:
               Common shares for cash, net of issue costs             26,070,000         57,679
               Future income tax effect of flow-through shares                 -         (5,140)
               On exercise of stock options                              456,600            717
           --------------------------------------------------------------------------------------
           Balance, December 31, 2005                                186,301,430     $  433,990
           --------------------------------------------------------------------------------------

          On October 18,  2004,  the Company  completed a private  placement  of
          7,600,000  flow-through  common  shares at a price of $2.00 per common share for gross proceeds of $15.2 million.  In consideration for their services,  the underwriters  received  commissions of $0.8 million and brokers'  warrants  exercisable  to purchase  375,000 common shares at
          $2.00 per common share until October 18, 2005. The fair value of these warrants  at the grant date was $0.1  million  and has been shown on a net basis in share capital.  Pursuant to the financing agreement,  the
          Company must incur Canadian exploration expenditures as defined in the
          Income Tax Act (Canada) in the amount of $15.2 million by December 31,
          2005, which amount has been incurred.

          On September 30, 2005,  the Company  completed a private  placement of
          7,320,000  flow-through  common  shares at a price of $2.05 per common
          share  for  gross   proceeds  of   approximately   $15   million.   In
          consideration   for  their   services,   the   underwriters   received
          commissions  of $0.8  million and  brokers'  warrants  exercisable  to purchase  366,000  common  shares  at $2.05  per  common  share  until
          September 30, 2006. The fair value of these warrants at the grant date was $0.1  million and has been shown on a net basis in share  capital.
          Pursuant to the financing  agreement,  the Company must incur Canadian exploration  expenditures as defined in the Income Tax Act (Canada) in the amount of $15.0 million by December 31, 2006.

          On October 14,  2005,  the Company  completed a private  placement  of
          250,000  flow-through  common  shares at a price of $2.05  per  common share  for gross  proceeds  of  $512,500.  Pursuant  to the  financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act  (Canada)  in the amount of  $512,000 by
          December 31, 2006.

                                       14

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

11.  Share capital (continued):

     (b)  Issued (continued):

          On November 22,  2005,  the Company  completed a private  placement to
          Newmont  Mining  Corporation  of Canada Limited of 18.5 million common
          shares  at  a  price  of  $2.35  per  unit  for  gross   proceeds   of
          approximately  $43.5  million.  Each unit consists of one common share and one warrant to purchase an  additional  common  share at $2.75 per common share until November 22, 2009.

     (c)  Stock options:

          Stock  options are granted at the closing  market  price of the common shares on the last trading day before the date of grant.  Options have a maximum term of ten years and usually  terminate  30 days  following the termination of the optionee's  employment.  The vesting periods of stock  options  granted  vary with  terms  determined  by the Board of
          Directors.  At December 31, the Company had stock options  outstanding as follows:

             -----------------------------------------------------------------------------------------
                                                         2005                        2004
                                             -----------------------------  --------------------------
                                                                 Average                       Average
                                                     Share      exercise         Share        exercise
                                                   options         price       options          price
             -----------------------------------------------------------------------------------------
             Outstanding, beginning of year     6,263,578         $ 2.18     4,107,339         $ 1.54
             Granted                            3,054,706           1.32     3,273,060           2.96
             Exercised                           (456,600)          1.33      (328,500)          1.07
             Forfeited or expired              (1,412,000)          2.24      (788,321)          2.55
             -----------------------------------------------------------------------------------------
             Outstanding, end of year           7,449,684         $ 1.87     6,263,578         $ 2.18
             -----------------------------------------------------------------------------------------
             Exercisable                        6,921,684         $ 1.83     5,483,578         $ 2.02
             -----------------------------------------------------------------------------------------

          The  stock-based  compensation  costs  reflected  in the  consolidated financial  statements  were estimated using the  Black-Scholes  option pricing  model with the  following  weighted  average  assumptions:  a risk-free interest rate of 3.61% (2004 - 3.4%), a dividend yield of 0%
          (2004 - 0%), an expected  volatility  of 60% (2004 - 55%) and expected lives of stock options of 4.85 years (2003 - 4.3 years).  The weighted average  fair  value of  options  granted  in 2005 was  $1.38  (2004 -
          $1.55).

          As at December  31,  2005,  6,921,684  options  were fully  vested and expire as follows:

             ----------------------------------------------------------
             Year                               Number   Exercise price
             ----------------------------------------------------------
             2006                           1,087,421          $  1.19
             2007                             430,000             1.22
             2008                           1,063,997             1.96
             2009                           2,007,560             2.86
             2010                           2,332,706             1.29
             ----------------------------------------------------------

                                       15

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

11.  Share capital (continued):

     (d)  Warrants and brokers compensation options:

          At December 31, the Company had  warrants  and  brokers'  compensation options outstanding and exercisable as follows:
          -----------------------------------------------------------------------------------------------------
                                                            2005                               2004
                                                -----------------------------       ---------------------------
                                                                     Average                            Average
                                                 Warrants and       exercise            Warrants       exercise
                                                      options          price         and options          price
          -----------------------------------------------------------------------------------------------------
          Outstanding, beginning of year           1,316,267          $ 2.26          1,361,204         $  2.26
          Granted                                 18,866,000            2.74            375,000            2.00
          Exercised                                        -                           (211,437)           1.95
          Forfeited or expired                    (1,316,267)           2.26           (208,500)           2.10
          -----------------------------------------------------------------------------------------------------
          Outstanding, end of year                18,866,000          $ 2.74          1,316,267         $  2.26
          -----------------------------------------------------------------------------------------------------

12.  Income and resource taxes:

     At December  31,  2005,  the Company has unused tax loss carry  forwards in
     Canada of $46.2 million (2004 - $42.5 million)  expiring  between the years
     2006 and 2015 which are  available  to reduce  taxable  income and  capital losses  of  $68.2  million  (2004  - $55.6  million)  which  are  available indefinitely,  but can only be utilized  against capital gains. The Company has investment tax credits totaling approximately $1.8 million (2004 - $1.5 million) The tax effect of the significant  components within the Company's future tax asset (liability) at December 31 was as follows:

     ---------------------------------------------------------------------------------------
                                                                        2005          2004
     ---------------------------------------------------------------------------------------
     Loss carry forwards                                            $ 14,509     $  15,284
     Capital losses                                                   12,752         9,896
     Property, plant and equipment                                    19,561        16,081
     Canadian resource deductions                                      3,745         4,458
     Reclamation liabilities                                           7,368         6,664
     Other                                                             1,517         4,535
     ---------------------------------------------------------------------------------------
                                                                      59,452        56,918

     Valuation allowance                                             (54,508)      (54,875)
     ---------------------------------------------------------------------------------------
     Net future tax asset                                              4,944         2,043

     Future income tax liability of Hope Bay Gold                     (8,382)       (8,382)
     Future income tax liability on flow-through shares              (19,363)      (12,781)
     ---------------------------------------------------------------------------------------
     Net future income tax liability                               $ (22,801)   $  (19,120)
     ---------------------------------------------------------------------------------------

                                       16

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

12.  Income and resource taxes (continued):

     The income tax expense  differs  from the amounts  computed by applying the combined federal and provincial  income tax rate of 34.1% (2004 - 34.1%) to pre-tax losses as a result of the following:

    ----------------------------------------------------------------------------------------
                                                                         2005         2004
    ----------------------------------------------------------------------------------------
    Earnings (losses) before equity loss and income taxes           $ (12,190)   $ (35,726)
    ----------------------------------------------------------------------------------------
    Computed "expected" tax expense (recovery)                      $  (4,157)   $ (12,183)
    Adjustment to income taxes resulting from change in valuation
    allowance                                                            (367)       7,514
    Adjustment to future tax assets and liabilities for enacted
    changes in tax rates                                                1,200            -
    Permanent differences                                               1,158          767
    Share issue costs                                                    (453)        (331)
    Capital taxes                                                          34          298
    Other                                                               1,159          374
    ----------------------------------------------------------------------------------------
    Income taxes (recovery)                                         $  (1,426)   $  (3,561)
    ----------------------------------------------------------------------------------------

13.  Pension plan and other post-retirement benefits:

     The Company has four defined benefit  pension plans covering  substantially all of the  employees  at the Con Mine and the Giant Mine.  These plans are funded on an ongoing  basis,  based on periodic  actuarial  valuations  and statutory requirements. In addition, the Company, by practice, provides for other post-retirement  benefits.  The ultimate liability for these benefits is estimated for  accounting  purposes on an ongoing  basis using  periodic actuarial calculations.

     Summary  information related to the defined benefit pension plans and other benefits are as follows:

        ------------------------------------------------------------------------------------------------
                                                Pension benefit plans           Other benefit plans
                                              ----------------------------  ----------------------------
                                                     2005           2004           2005           2004
        ------------------------------------------------------------------------------------------------
        Accrued benefit obligation               $ 18,880       $ 17,182         $  176         $  158
        Fair value of plan assets                  15,790         16,282              -              -
        ------------------------------------------------------------------------------------------------
        Funded status - plan deficit               (3,090)          (900)          (176)          (158)
        Unamortized actuarial loss (gain)           4,350          1,681             20           (138)
        Unamortized experience loss                     -             88              -              -
        ------------------------------------------------------------------------------------------------
        Accrued benefit asset (liability)        $  1,260       $    869         $ (156)        $ (296)
        ------------------------------------------------------------------------------------------------

                                       17

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

13.  Pension plan and other post-retirement benefits (continued):

     Reconciliation of accrued benefit obligation:

        ----------------------------------------------------------------------------------------------
                                                 Pension benefit plans        Other benefit plans
                                               -------------------------------------------------------
                                                       2005           2004        2005           2004
        ----------------------------------------------------------------------------------------------
        Balance, beginning of year                $ 17,182       $ 16,621       $ 158         $  142
        Current service cost                           230            275           -              -
        Interest cost                                  998          1,024           7              7
        Benefits paid                               (3,023)        (1,243)        (78)           (73)
        Actuarial losses                             3,425            981          89             82
        Loss (gain) due to curtailment                  68           (476)          -              -
        ----------------------------------------------------------------------------------------------
        Accrued benefit obligation,
          end of year                             $ 18,880       $ 17,182       $ 176         $  158
        ----------------------------------------------------------------------------------------------

     Reconciliation of plan assets:

        ----------------------------------------------------------------------------------------------
                                                 Pension benefit plans        Other benefit plans
                                               -------------------------------------------------------
                                                       2005           2004        2005           2004
        ----------------------------------------------------------------------------------------------
        Fair value, beginning of year             $ 16,282       $ 14,927       $    -        $    -
        Expected return on plan assets               1,063          1,109            -             -
        Employer contributions                         847            952            -             -
        Benefits paid                               (3,023)        (1,243)           -             -
        Actuarial gains                                621            537            -             -
        ----------------------------------------------------------------------------------------------
        Fair value of plan assets, end of year    $ 15,790       $ 16,282       $    -        $    -
        ----------------------------------------------------------------------------------------------

     Pension  expense  during the year for the pension plans is $458,000 (2004 -
     $469,000).  Other  benefit  plans  recovery for the year is $61,800 (2004 -
     $101,300). Pension expense for the year was comprised of the following:

        --------------------------------------------------------------------------------
                                                                    2005           2004
        --------------------------------------------------------------------------------
        Current service cost                                  $     230        $   275
        Interest cost                                               998          1,024
        Expected return on plan assets                           (1,063)        (1,109)
        Amortization of experience gains                            136            165
        Amortization of past service costs                           89             89
        Loss due to curtailment                                      68             26
        --------------------------------------------------------------------------------
                                                              $     458        $   470
        --------------------------------------------------------------------------------

     The  measurement  date for the plan assets and the benefit  obligation  was
     December  31,  2005.  Payments  are  being  made to fund the  excess of the accrued benefit obligation over the fair value of plan assets in accordance with  applicable  legislation.  For purposes of measuring  other  benefits, benefits are assumed to be terminated in two years due to mine closure.  In two of the plans,  the effective date of the last  actuarial  valuation was
     January 1, 2005 and the next valuation will be January 1, 2006. In one plan the effective date of the last  actuarial  valuation was June 30, 2005, and this plan was terminated on June 30, 2005.

                                       18

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

13.  Pension plan and other post-retirement benefits (continued):

     The  significant  actuarial  assumptions  used  in  2005  and  2004  in the measurement of the Company's benefit  obligation are shown in the following table:

        ----------------------------------------------------------------------------------------
                                                                   Pension
                                                                  benefits       Other benefits
        ----------------------------------------------------------------------------------------
        Discount rate used for accrued benefit obligation            6.00%                6.00%
        Discount rate used for benefit costs                         5.00%                5.00%
        Expected long-term rate of return on plan assets             7.00%                  N/A
        Weighted average rate of compensation increase                 N/A                  N/A
        ----------------------------------------------------------------------------------------

     The actual allocation of plan assets is shown in the following table:

        --------------------------------------------------------------------
                                                          2005         2004
        --------------------------------------------------------------------
        Cash and short-term                         $     139    $     129
        Bonds                                           5,879        5,980
        Canadian Equity Pension Trust                   2,478        2,967
        Dividend Income Fund                            7,082        6,942
        Overseas equities                                 212          262
        --------------------------------------------------------------------
                                                    $  15,790    $  16,280
        --------------------------------------------------------------------

14.  Financial instruments:

     Fair  value  estimates  are made at the  balance  sheet  date,  based  upon relevant market information and information about the financial instrument.
     These   estimates   are,  in  part,   subjective   in  nature  and  involve
     uncertainties  in significant  matters of judgment.  Changes in assumptions and market  conditions  could  significantly  affect these  estimates.  The carrying  values of all  financial  instruments  approximate  fair  values, except for  investments  presented in other assets.  In addition,  the fair value of the  investment in Northern Orion is not  determinable  due to the inherent  difficulty  in the  determination  of the  fair  value of such an instrument.

     The fair  value of other  assets  and the fair  value  based on the  quoted market value of the  investment in Sherwood,  Maximus and other at December
     31 are as follows:

        -----------------------------------------------------------------------------------------------
                                                   2005                               2004
                                        ----------------------------       ----------------------------
                                            Carrying      Fair                 Carrying     Fair value
                                               value          value               value
        -----------------------------------------------------------------------------------------------
        Investment in Sherwood              $   180        $ 3,634              $    -       $  2,300
        Other investments                       134            974                 134          1,730
        -----------------------------------------------------------------------------------------------

                                       19

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

15.  Commitments and contingencies:

     (a)  Miramar  Con Mine  Ltd.  ("MCML")  is  committed  to the  purchase  of
          $780,000 of liquid oxygen per annum through 2007 subject to an ongoing purchase option in the Company's favour at the discounted value of the remaining payments.

     (b)  As part of the  arrangement to sell a previously  owned hydro electric asset,  the Company  entered  into an indemnity  agreement  with NERCO
          Minerals  Company  ("NERCO"),  the previous  owner of the Con Mine, in which the  Company  agreed to hold NERCO  harmless  against any future third party claims that relate to environmental  conditions of the Con
          Mine. The terms of the indemnity  agreement  provide for no limitation to the maximum  potential  future  payments under the  guarantee.  The
          Company  has not  provided  for any  current  carrying  amount  of the liability,  contingent or  otherwise,  for the  obligations  under the guarantee.  The Company granted the  indemnification in order to allow
          NERCO to release a similar  guarantee  provided by Red Lion Management
          Ltd. ("Red Lion") in connection  with the acquisition of the Con Mine.
          Red Lion held a security  interest  in all the assets of the Con Mine, including the hydro  electric  asset,  as collateral for the indemnity against  environmental  liability  given to NERCO. As security for the indemnification  given  to  NERCO,  the  Company  granted  a  security interest  on the Con Mine  assets  to NERCO  and  agreed  that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the reclamation of the mine.

     (c)  On August 8, 2000,  MCML  received a renewal water licence for the Con
          Mine issued under the Northwest  Territories  Waters Act. This licence expires on July 29, 2006.  As a condition  of a water  license held by the MCML,  the Company  maintains  security  deposits  for the cost of future  reclamation.  In 2004, the Company completed an agreement with
          DIAND to fund  security  deposits by  depositing  $10 million into two
          reclamation   security   trusts   established  by  the  Company.   The
          reclamation  security  trusts will be used to fund the  reclamation of the site on completion of operations.

     (d)  In 1995, the Company entered into a joint exploration transaction with an  investor  that  resulted  in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation  prepared for the Company.  In 2000,  Canada  Revenue Agency
          ("CRA") issued a re-assessment  notice  challenging the valuation that formed the basis for this  transaction.  This  re-assessment  does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets  transferred  to a maximum of
          $2.7 million plus accrued  interest,  which  amounts to  approximately
          $2.3 million at December 31, 2005, such amounts to be payable should a ruling  denying the  transfer of certain tax pools be made against the
          Company.  In 2004,  the  Company  received  notification  that CRA had recently  reviewed the  re-assessment  and  re-confirmed  the original re-assessment. The Company filed a notice of appeal in March 2005. The
          Company  subsequently  received  notification  from  the Tax  Court of
          Canada that this case  should  proceed  and the  discovery  process is scheduled  to  commence  in April 2006.  While  management  intends to strenuously  defend the  independent  valuation,  the  outcome of this issue is not yet  determinable.  No provision for these costs has been recorded at December 31, 2005.

                                       20

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

15.  Commitments and contingencies (continued):

     (e)  The Company has a long-term  lease for office space for its  corporate and  exploration  office.  The Company has minimum  commitments  under operating leases for its premises totalling approximately $305,000 per annum until 2012.  The  Company has a number of  operating  leases for mobile and other equipment used at its exploration  properties,  which in  aggregate  result in  commitments  of $293,000 per annum and lease terms ranging from one to two years.

                                       21

EXHIBIT 3

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

This  Management's  Discussion and Analysis ("MD&A") provides an analysis of the financial  results of Miramar Mining  Corporation  (the  "Company") for the year ended  December 31, 2005 and compares  them with the previous  year. In order to better  understand  the  MD&A,  it  should  be  read  in  conjunction  with  the
Consolidated  Financial Statements and related notes. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting  principles  ("GAAP") and expressed in thousands of Canadian dollars, except share amounts. In addition, the Company files annual reports on Form 40-F with the United States  Securities and Exchange  Commission,  which includes the
Company's consolidated financial statements and a supplementary note reconciling the material differences between Canadian GAAP and United States GAAP, and their effect on the Company's  financial  information.  This MD&A is dated as of March
30, 2006.  All amounts are  expressed in Canadian  dollars,  except as otherwise indicated.

OVERVIEW
The Company's  mining and  exploration  assets are primarily  gold assets in the
Canadian  Arctic.   The  Company  has  developed   considerable   experience  in
operations,  exploration  and logistics in the Canadian Arctic where the Company has  focused  its  activities  for more than ten  years.  In 2004,  the  Company determined that gold production was no longer economically viable at its Con and
Giant mines in  Yellowknife,  Northwest  Territories  and  terminated all mining activities. Since then, the Company's business is focused on the exploration and development  of the Hope Bay  gold  mineral  project  in  Nunavut.  The Hope Bay project is 100% owned by the Company,  extends over 1,000 square  kilometers and we believe encompasses one the most prospective  undeveloped greenstone belts in
Canada.  The belt contains a number of significant  gold deposits  including the
Doris North  Project which is  anticipated  to become the first new gold mine in
Nunavut.

The Company's goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project as follows:

     Phase 1: Short-term: Development of a small scale, high return gold mine at
          Doris North to commence production as expeditiously as possible,  with the  objective of  generating  significant  cash flow,  after  capital payback,  to advance the  subsequent  phases while  minimizing  equity dilution. Doris North is anticipated to produce 155,000 ounces of gold per year for two years.
     Phase 2:  Medium-term: To extend and expand production levels by developing the higher grade,  readily  accessible  upper  portions of the Boston,
          Doris Central and Madrid deposits,  with a target  production level of

                                       1

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

          approximately 250,000 to 300,000 ounces of gold per annum,  generating sufficient cash flow to advance to phase three.

     Phase 3: Longer-term:  To  further  expand  gold  level by  maximizing  the potential of the very large Madrid  deposit,  and the remainder of the
          Boston  and  Doris  deposits,  to a  sustained  level in the  range of
          350,000 to 400,000 ounces of gold per annum.

     Phases  2 and 3 are  based on  conceptual  plans  which  depend  on  future positive mine  engineering  and geological,  economic and mine  engineering studies as well as permitting and regulatory approval.

Internal studies have indicated that there may be opportunities for larger scale production  at the Hope Bay Project and work in 2006 will include  examining the viability of larger scale operations.

In parallel with these development oriented  activities,  the Company intends to continue its  exploration  efforts at Hope Bay with the objective of discovering new  deposits  which could  contribute  to a sustained  intermediate  production profile,  while also  conducting  grassroots  exploration  in  cooperation  with strategic partners to identify longer term opportunities.

To achieve these objectives,  the Company needs to successfully complete,  among other  things,  the current  permitting  process  for the Doris  North  project, complete  a  positive  feasibility  study  in 2006  for the  Phase 2  expansion, complete financing for mine construction,  successfully construct and place into production the Doris North deposit,  complete  development and permitting of the
Boston, Doris and Madrid deposits and identify additional resources.

2005 Highlights

     o    Exploration  programs  in 2005 were  successful  in the  objective  to upgrade the  confidence  level in resources  to support a  feasibility study in 2006 on Phase 2 of the development strategy for Hope Bay.

     o    Exploration at Naartok resulted in resource  expansion at depth and to the north;  holes drilled in this area include  05PMD328 which assayed
          11.5 g/t over 66.5 meters.

     o    Exploration drilling totaling 33,176 meters was completed during 2005, including  26,310  meters in the Madrid  area,  5,325  meters at Doris
          Central and 1,541 meters in regional belt targets.

                                       2

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

     o    A Draft Environmental Impact Study ("DEIS") was submitted on the Doris
          North  project  in  June  2005  to the  Nunavut  Impact  Review  Board
          ("NIRB").  The Final Environmental Impact Study ("FEIS") was submitted on October 31, 2005.  NIRB held public  hearings to review the project from January 30 to February 3, 2006. On March 6, 2006, NIRB issued its final  hearing  report  recommending  to the  Minister  of Indian  and
          Northern Affairs Canada that the Doris North Project should proceed.

     o    On November 22,  2005,  the Company  completed a private  placement to
          Newmont  Mining  Corporation  of Canada Limited of 18.5 million common shares  at a price of  $2.35  per unit  for  gross  proceeds  of $43.5 million.  Each unit  consists  of one common  share and one warrant to purchase an additional common share for $2.75 until November 22, 2009.

     o    In September the Company completed a flow-through  equity financing of
          7,320,000  common shares issued at $2.05 per share for gross  proceeds of $15 million.

     o    In  February,  the sale of the Back  River  option to Dundee  Precious
          Metals Inc. was completed generating approximately $10 million of cash proceeds.

     o    Consolidated  net loss of $11 million or $0.07 per share;  included in the loss is an adjustment to increase the asset retirement  obligation for the Con Mine by $8.1 million.  Excluding this  adjustment the loss would be $2.9 million or $0.02 per share.

EARNINGS AND CASH FLOW
For the year ended  December 31, 2005, the Company had a net loss of $11 million or $0.07 per share compared to a net loss of $32.5 million or $0.21 per share in the same period in 2004.  The loss  reported in 2005  includes an  adjustment of
$8.1 million to increase the asset  retirement  obligation  for the Con Mine. In
2004, the Company had gold mining  operations which were operating at a loss and accounted for $30 million of the reported loss during the year  including  write downs on assets and asset retirement obligation and closure costs totaling $16.6 million.  In December 2004, the Company  terminated  gold  operations at the Con
Mine and activities were transitioned into reclamation of the property.

                                      3

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Data
The following  tables  summarize  total revenue loss and loss per share over the last three  fiscal years and the last eight  fiscal  quarters  (in  thousands of dollars expect per share amounts).

                               2005                2004                 2003
                    ------------------------------------------------------------
Total Revenue       $        2,566        $     12,265        $         46,877
Loss                $      (10,991)       $    (32,459)       $        (18,465)
Per Share           $        (0.07)       $      (0.21)       $          (0.14)
Total Assets        $      277,997        $    232,277        $        244,482

                         2005             2005            2005            2005
                          Q4               Q3              Q2              Q1
                    ------------------------------------------------------------
Total Revenue       $       375    $       578     $      614    $        999
Loss                $    (8,348)   $    (1,025)    $     (481)   $     (1,137)
Per Share           $     (0.05)   $     (0.01)    $    (0.00)   $      (0.01)

                         2004              2004           2004           2004
                          Q4                Q3             Q2             Q1
                    ------------------------------------------------------------
Total Revenue       $     1,670    $     2,570     $    4,057    $      3,968
Loss                $   (12,278)   $    (6,259)    $   (6,868)   $     (7,054)
Per Share           $     (0.07)   $     (0.04)    $    (0.05)   $      (0.05)

Note: Loss and loss per share figures for 2004 have been restated to reflect the changes in accounting  for site  reclamation  and closure costs and  stock-based compensation.

OPERATIONS OVERVIEW
Revenue
Interest income for the twelve months in 2005 was $1.2 million  compared to $1.6 million  in the same  period of 2004;  interest  was  higher in 2004  because it included  imputed  interest  on a note  received  for the  sale of the  Bluefish hydroelectric  facility  ("Bluefish").  Other income was $1.0 million for fiscal
2005 and includes  management  fees received  from the  Department of Indian and
Northern Affairs  ("DIAND") for services  provided for the Giant Mine, a fee for services  provided to Sherwood Copper  Corporation and a gain on the sale of the option on the Back River mineral  property.  For the same period in 2004,  other income  was $3.1  million  which  included  a gain on the  utilization  of power credits  which were  received  as part of the sale of  Bluefish.  Power  credits utilized in 2005 are credited to the cost of  reclamation  of the Con Mine which reduces the accrued  asset  retirement  liability for the mine rather than being reported as other income. There are no significant amounts of gold sales revenue reported in 2005 due to termination  of mining  activity at Con Mine in December

                                       4

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

2004;  however,  in the third  quarter of 2005,  the  Company had revenue on 760 ounces of residual gold recovered and sold from the process plant in the period.

Operating Costs
As noted above,  mining operations  ceased in December 2004,  however during the third  quarter the Company sold 760 ounces of residual gold for which costs were
0.4  million.  During  2005,  general  and  administrative  expenses,  salaries, professional  services,  investor relations and other costs totaled $3.7 million compared to $4.2 million in 2004.  Stock-based  compensation  of $1.0 million in fiscal 2005  compared to $2.3 million in 2004 was lower  primarily  due to lower fair value per option in 2005 compared to 2004 due to lower average market price per share. In 2005,  options to purchase 1,407,143 common shares were granted or vested at an average  fair value $0.70 per share  option,  compared to 1,453,480
options  in  2004  at  an  average  fair  value  of  $1.55  per  share   option.
Depreciation,  depletion and accretion expense in 2005 was $1.1 million compared to $2.0  million  in the same  period of 2004.  The  decrease  results  from the
closure  of  Yellowknife   operations  and  elimination  of  related   equipment
depreciation.  Write-down of the asset retirement  obligation of $8.1 million in
2005 was recorded to increase the liability for the  reclamation of the Con Mine and is  discussed  in greater  detail in the  section  below  (Asset  Retirement
Obligation).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The  preparation of the Company's  consolidated  financial  statements  requires management to make estimates and  assumptions.  These  estimates and assumptions affect the  reported  amounts  of assets  and  liabilities,  the  disclosure  of contingent  assets and  liabilities as well as the reported  expenses during the reporting period. Such estimates and assumptions affect the determination of the potential  impairment of long-lived  assets,  estimated  costs  associated  with reclamation  and closure of mining  properties,  and  assumptions in determining stock-based  compensation and future income taxes.  Management  re-evaluates its estimates and  assumptions  on an ongoing basis;  however,  due to the nature of estimates,  actual amounts could differ. The most critical  accounting  policies upon which the Company  depends are those  requiring  estimates of gold reserves and resources and future  recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Cost
Exploration  expenditures  related to mineral properties are deferred only if it is probable  that these costs will be  recovered  from  future  operations.  The carrying values of the mineral properties are assessed at the balance sheet date

                                       5

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

to determine  whether any persuasive  evidence exists that the properties may be permanently  impaired.  The  Company's  progress in its  development  activities towards its planned  operations  is a key factor to be considered as part of the ongoing  assessment  of the  recoverability  of the  carrying  amount of capital assets and deferred  exploration and  development  costs. If there is persuasive evidence  of  impairment,  the  asset  is  written  down  to its  estimated  net
recoverable   value.   Deferred   acquisition,   exploration   and   development
expenditures totaled $170.9 million for Hope Bay at December 31, 2005.

Asset Retirement Obligation
Asset  retirement  obligations  are the  estimated  costs  associated  with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through  periodic  charges to earnings.  In addition,  the asset  retirement  cost is capitalized as part of the asset's  carrying value at its initial  discounted  value and is amortized over the asset's useful life. In the event the actual cost of reclamation  exceeds the Company's  estimates,  the additional  liability for retirement and  remediation  costs may have an adverse effect on the Company's future results of operations and financial condition.

During  2005,  the Company  commenced  reclamation  activities  at the Con Mine.
Activities  were focused on the  reclamation of historic mill roaster  tailings.
Arsenic  contained  within this  material is rendered  inert by a process  which utilizes  the  pressure  oxidation  circuit  at the Con Mine.  Reclamation  of a significant  portion of these  materials  was completed as planned in the period and costs for the  reclamation  activities  were  recorded as a reduction of the liability.

In the  fourth  quarter of 2005,  the  Company  recorded  an  adjustment  to the liability for asset retirement  obligation of $8.1 million. This adjustment is a result of management's re-assessment of cost estimates and is comprised of three components;  (a) the  impact of  additional  mill  roaster  tailings  which were excavated  in 2005 and will be treated  before  they are placed in the  tailings ponds, which adjustment  represents the majority of the adjustment as it extends the arsenic  processing  phase of reclamation to 2007 rather than  completion in
2006;  (b)  changes  in site  closure  activities,  including  the  impact  of a lengthened period of post-closure water treatment and monitoring, now assumed to be 25 years rather than 12 years, and the addition of rock cover to the tailings ponds rather than vegetation alone; and, (c) the impact of an estimated one year delay in receiving  approval of the final remediation plan, which results in the
Company  incurring  certain  holding  costs to maintain  personnel  required for closure  activities and additional  monitoring and  environmental  studies.  The
Company has $10.5  million on deposit and has  committed  the proceeds  from any assets sales at the Con Mine to the Con Mine  reclamation  security  trusts that

                                       6

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

will be applied to, in part,  offset the reclamation costs as they are incurred.
The Company is required by  regulatory  agencies to post  security  for the site closure activities,  excluding the arsenic processing  activities.  Based on the
Company's  estimate for these costs;  the Company does not currently  anticipate that the regulatory  agencies will require additional funds to be contributed to the reclamation  security trusts (see  Liabilities and  Contingencies  below for additional discussion).

The asset retirement  obligation for the Con Mine is comprised of two components
(1) processing of historic mill roaster tailings.  Arsenic contained within this material is rendered  inert by a process which  utilizes the pressure  oxidation circuit;  and, (2) site closure and monitoring  activities,  including  building removal and capping of mine  openings,  restoration  of  tailings  areas,  water treatment  and  post-closure  monitoring.  Although  the  ultimate  amount to be incurred  is  uncertain,  the fair value of the  liability  for  retirement  and remediation  has been estimated to be $19.2  million.  As required by regulatory
and  GAAP,   cost   estimates   include   contractor   markups,   provision  for
administration  and  engineering,  provision  for a market risk  premium,  and a provision for contingencies.  However,  the Company expects to use its employees wherever  possible to complete the  reclamation  activities,  which could reduce actual  costs below the  accrued  liability.  The  Company has $10.5  million on deposit and has  committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts that will be applied to, in part offset the reclamation costs as they are incurred. For purposes of determining the fair value of the obligation a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied.

Key assumptions in estimating the assets retirement  obligation for the Con Mine include: that historic mill roaster tailings are milled in 2006 and processed in
2007 and final wash down and treatment of storage pits  completed in 2006;  that the final  abandonment and  restoration  plan is approved and other site closure activities  commence in 2007;  that all  buildings are removed and mine openings capped;  that the site is restored to the standard acceptable for commercial-use property; and water treatment and monitoring continues post-closure for a period of 25 years.

Key assumptions in estimating the asset  retirement  obligation for the Hope Bay exploration camps include removal of exploration camps,  reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates is at $1.3 million.

                                       7

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based Compensation
Stock-based  compensation  is accounted  for using the fair value based  method.
Under the fair value based method,  compensation  cost is measured at fair value of the options at the date of grant and is expensed  over the vesting  period of the award. The Company estimates the fair value using the  Black-Scholes  option pricing model. The key assumptions used in 2005 were: a risk-free  interest rate of 3.61%,  a dividend  yield of 0%, an expected  volatility  of 60% and expected lives of stock options of 4.85 years. The weighted average fair value of options granted in 2005 was $1.38 per share option.

EXPLORATION AND DEVELOPMENT ACTIVITIES
The focus for the Company  continues to be on the Hope Bay project.  The Company is  committed  to a strategy of  advancing  the Hope Bay project to a production decision  while  continuing  to expand gold  resources.  The staged  development strategy will focus first on the high grade gold Doris North  project,  with the goal of  generating  cash  flow to pay for site  infrastructure  and to fund the continued  exploration  and development of other resources on the Hope Bay belt.
The Company plans to pursue  extensions  and  expansions to the initial phase of production  through  the  mining of other  resources  on the Hope Bay belt.  The
Company's  exploration  strategy  will focus on  expanding  and  increasing  the confidence level of existing deposits and on continued  exploration for new gold resources in order to support a sustained  intermediate  production profile. The
Company will continue to conduct  grassroots  exploration  in  cooperation  with strategic  partners,  when possible.  To achieve these  objectives,  the Company needs to  successfully  complete  the current  regulatory  process for the Doris
North project, complete a positive feasibility study during 2006 for the Phase 2 expansion, complete financing for mine construction,  successfully construct and place into  production  the Doris North  deposit,  complete  development  of the
Boston, Doris and Madrid deposits and identify additional resources.

During 2005,  expenditures  at Hope Bay totaled $19.2  million for  exploration, including  33,176 meters of core drilling and the  advancement of permitting and engineering  for the Doris North  project.  Exploration  programs  for 2005 were designed to upgrade  resources at Boston,  Doris Central and Madrid to support a feasibility  study in 2006;  to expand the  resource at Madrid;  and, to conduct regional  exploration  work as part of the Company's  assessment  obligations at
Hope Bay.

Drilling  was  focused  within the Madrid  system  primarily  around the Naartok deposit  where  22,036  meters  were  drilled.  Activity  at Naartok  focused on extending  mineralization  surrounding the wide, high grade interception of hole
05PMD328  which  returned 66 meters  grading 11.5 grams of gold per tonne.  This

                                       8

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

hole was a 105 meter  step out from a 2004 hole  that  intercepted  9.8 grams of gold  per  tonne  over  64.2  meters  and  suggests  potential  for  significant dimensions and thickness.  The area of the Naartok resource  continues to expand at depth and to the north and it is expected  that as a result of 2005  drilling additional  ounces  will be added to the  reported  resource  in 2006.  Drilling within the upper  portions of the Naartok East zone has improved  continuity and tightened  drill  density  and is also  expected  to have a  positive  impact on reported resources in 2006 as well as supporting the Phase 2 feasibility study.

Prior to the 2005 work, the Madrid area,  which includes  Naartok,  contained an indicated  resource of 838,000  ounces of gold at a grade of 5.5 grams per tonne with an additional  2.6 million ounces of gold at a grade of 5.4 grams per tonne of inferred resources.

Exploration  outside the main deposits continues to advance with improved target selection.  Though  no  significant  intersections  were  recorded  in the  2005 regional programs,  programs were successful in providing improved understanding of potential targets.

The Company  continues  to work towards  obtaining  permits and licences for the
Doris North project.  As a result of the NIRB  recommendation  in August 2004 to the  Minister of DIAND that the  project  should not proceed on the basis of the then existing  application,  the Company submitted a revised preliminary project description on Doris North in February  2005. On March 7, 2005 NIRB  recommended to the  Minister  of DIAND that the  project  should  proceed to a Part 5 review requiring  a public  hearing.  In  April  2005,  the  Minister  accepted  NIRB's recommendation  for a Part 5 review  which led the  Company  to submit a revised draft  environmental  impact statement  ("DEIS") to NIRB in June 2005. In August
2005,  NIRB conducted a technical  review of the DEIS and issued  comments to be addressed before submission of the final document. The Company revised the draft document as requested  and submitted the final  environmental  impact  statement
("FEIS") on October 31,  2005.  Public  hearings to review the project were held the week of  January 30 - February  3. On March 6, 2006,  NIRB  issued its final hearing  report  recommending  to the  Minister of Indian and  Northern  Affairs
Canada that the Doris North Project  should  proceed.  The NIRB report  requires acceptance by the Minister before NIRB can issue a project certificate.

Subject  to  the  Minister  accepting  NIRB's  recommendation,  the  Company  is targeting  having all required  permits for production at Doris North by the end of 2006,  which would permit shipping of  construction  materials to site in the summer of 2007,  construction in the winter of 2007 and production commencing in
2008.

                                       9

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL PROGRAMS
During fiscal 2005,  the Company had capital  expenditures  of $19.2 million for exploration  and project  activities  at Hope Bay and $0.1 million for property, plant and  equipment  compared  to  expenditures  in 2004 of $34.7  million  for exploration and project activities at Hope Bay and Back River.

FINANCING AND LIQUIDITY
At December  31, 2005,  the Company had  consolidated  working  capital of $64.3 million  compared to $25.4 million at the end of 2004. At December 31, 2005, the
Company  had  $68.7  million  of  cash  and  cash   equivalents  and  short-term
investments  compared to $30.2 million at the end of 2004. At December 31, 2005, the Company also had $15.0 million in cash  collateral  deposits for reclamation bonds which are classified outside of working capital.

On February 18, 2005, the Company  assigned to Dundee  Precious  Metals Inc. its option from  Kinross Gold  Corporation  to earn a 60% interest in the Back River project.  The  Company  received  approximately  $10  million  representing  the reimbursement  of costs  incurred by the Company on the Back River  project plus
5%. Dundee is required to issue to the Company 150,000 common shares, or pay the cash  equivalent,  if either (i) the total  mineral  resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into  commercial  production on the Back River  project.  Dundee is required to issue a further 187,500 common shares,  or pay the cash  equivalent, if Dundee exercises its option to earn a 60% interest on the Back River project.

On October 18,  2004,  the Company  completed a private  placement  of 7,600,000 flow-through  common  shares  at a price of $2.00  per  common  share  for gross
proceeds  of  $15.2  million.   The  Company  must  incur  Canadian  exploration
expenditures  as defined in the Income Tax Act (Canada) for the entire amount by
December 31, 2005, which amount has been incurred.

On September 30, 2005,  the Company  completed a private  placement of 7,320,000 flow-through  common  shares  at a price of $2.05  per  common  share  for gross proceeds of $15.0 million. In consideration for their services, the underwriters received  commissions  of $0.8  million and  brokers'  warrants  exercisable  to purchase  366,000  common  shares at $2.05 per common share until  September 30,
2006.  The fair value of these  warrants at the grant date was $0.1  million and has been shown on a net basis in share capital.  The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15.0 million by December 31, 2006.

                                       10

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

On October 14,  2005,  the  Company  completed  a private  placement  of 250,000 flow-through  common  shares  at a price of $2.05  per  common  share  for gross proceeds of $512,000.  The Company must incur Canadian exploration  expenditures as defined in the Income Tax Act  (Canada) in the amount of $512,000 by December
31, 2006.

On November 22, 2005 the Company completed a private equity placement to Newmont
Mining  Corporation of Canada Limited  ("Newmont") of 18,500,000  units at $2.35 per unit for gross proceeds of $43.5 million.  Each unit consisted of one common share of the Company and a warrant to purchase a common  share of the Company at
$2.75  for a period  of 48  months.  The  common  shares  comprised  9.9% of the
Company's then issued and  outstanding  shares and 18% of issued and outstanding if all  warrants  were  exercised.  The Company has agreed to provide to Newmont periodic access to technical data, information on permitting progress and future work plans and site visitation  rights in  consideration  for Newmont  providing technical guidance to the Company.

The Company  believes it has sufficient  cash resources and liquidity to sustain its planned  activities in 2006. The future  exploration  and development of the
Hope Bay project may require the Company to raise  additional  capital through a combination of project debt and equity financings.  The Company's strategy is to use equity financing for exploration  activities and to maximize project debt to build mining  infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies
The Company has the legal  obligation to reclaim  properties  for which it holds water licenses and exploration and mining agreements.  The Company has estimated these asset  retirement  obligations  at December 31, 2005, in  accordance  with accounting guidelines described above, to be an aggregate of $24.9 million on an undiscounted  basis.  The  properties  for  which  these  obligations  have been estimated  are the Con  Mine in  Yellowknife  and the  Hope  Bay  properties  in
Nunavut.  The Company has established cash deposits as collateral for letters of credit  pledged  in favour of various  governmental  agencies  and others  under several  water  licenses  and mineral  exploration  and mining  agreements.  The
Company has also established two reclamation security trusts for the reclamation of the Con  Mine.  The  Company  has cash  collateral  deposits  totaling  $15.0 million.

                                       11

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

The reclamation  security  trusts for the Con Mine were  established on December
31, 2004. The Company  deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation  security trust, in  accordance  with an agreement  with DIAND.  The  remaining $1 million of the proceeds  was,  and the  proceeds  from any  subsequent  sale of assets  will be deposited into a second reclamation  security trust. The cost of reclamation was estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently  under review by the Water Board.  Based on comments  received to date from the regulatory review process,  the Company has estimated the impact of the required  changes  to the plan  and  recorded  an  appropriate  increase  to the liability.  Any further  changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995,  the  Company  entered  into a joint  exploration  transaction  with an investor that resulted in the sale of an interest in the assets  comprising  the
Con Mine. The transaction was based upon an independent  valuation  prepared for the Company.  In 2000,  Canada Revenue  Agency  ("CRA")  issued a  re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment  does not give rise to any taxes payable by the Company.  However, as part of the  original  transaction,  the  Company  agreed to  compensate  the investor for any shortfall in the value of the assets transferred,  to a maximum of $2.7 million plus accrued interest,  (approximately  $2.3 million at December
31,  2005),  should a ruling  denying the  transfer of certain tax pools be made against the Company.  In 2004, the Company  received  notification  that CRA has re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in March  2005.  The Company has  received  notification  from the Tax
Court of Canada  that this case  should  proceed  and the  discovery  process is scheduled to commence in April 2006.  While  management  intends to  strenuously defend  the  independent  valuation,  the  outcome  of  this  issue  is not  yet determinable.  No  provision  for these costs has been  recorded at December 31,
2005.

Contractual Obligations
The following table summarizes the contractual obligations as at January 1, 2006 of the Company for each of the five years  commencing  with 2006 and thereafter,
in thousands of dollars.

                               2006      2007     2008    2009    Thereafter
                             --------- --------- ------- ------- -------------
Oxygen plant                   $822     $ 612      $ -     $ -         $  -
Office lease costs              306       316      316     316        1,110
Exploration equipment           293        30        -       -            -
Site reclamation(1)           6,240     3,059        -       -       15,635

                                       12

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) The Company is  obligated  to fund  reclamation  and  closure  costs for its mining and exploration  operations as a condition of associated  water licenses.
However,  the timing of the payments has not been  determined with certainty and may change  depending  upon  future  events.  The  Company is in the  process of finalizing its abandonment and restoration plan with regulatory agencies for the
Con Mine which will establish the extent and timing of site closure  reclamation activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional  information related to the Company's obligations and commitments see note 16 in the annual consolidated financial statements.

Off Balance Sheet Arrangements
The Company  does not have any off  balance  sheet  arrangements  other than the pension  obligations  which are described in note 13 of the annual  consolidated financial statements.

OUTLOOK
The outlook for the  Company is  dependent  on the  successful  exploration  and development of the Hope Bay project.  The Company  controls 100% of the Hope Bay project,  which has measured and indicated resources totaling 2.1 million ounces of gold at a grade of 9.6 grams per ton and an additional  4.3 million ounces of gold at a grade of 7.0 grams per ton in the inferred category.

The Company  plans to continue to work towards  making a production  decision on the Doris North project,  including  advancement of the permitting process.  The
Company is confident  that it will be successful  in addressing  the concerns of
the  regulatory   agencies  and,  if  the  permitting  process  is  successfully completed,  the  Company  will  make a final  decision  on a  commitment  to the construction  process.  If the project is approved  by the  Company,  production could  commence  during  2008.  However,  there  can be no  assurance  that  the permitting process will be completed as planned or that the Company will develop
Doris North as anticipated.

As part of the Company's  development  strategy for Hope Bay, programs have been completed in 2005 designed to facilitate delivery of a feasibility study in 2006 which, if successful,  could  demonstrate the opportunity for the development of significant sustained gold production following the Doris North project.

                                       13

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the termination of mining  activities at Con and Giant mines, the
Company does not expect to generate  significant  operating revenue in 2006. The
Company  anticipates  that  final  approval  for the Con  Mine  abandonment  and restoration  plan will be  received  in 2006  which will  permit the  Company to conduct final reclamation  activities in subsequent  periods.  On June 30, 2005, the Company  returned the Giant Mine  property to DIAND in  accordance  with the terms of the  acquisition  agreement.  The  Company  does  not have any  ongoing reclamation obligations for the Giant Mine.

RISKS AND UNCERTAINITIES
The  Company  will  require  additional  capital to pursue its  exploration  and development  work at Hope Bay.  Given the  nature of capital  market  demand for speculative  investment  opportunities,  there is no assurance  that  additional financing  will  be  available  for the  appropriate  amounts  and at the  times required.  The Company has developed a cash  management plan that will enable it to invest on a priority basis in projects likely to generate  favourable results in the near-to-medium term.

The  impact  of  fluctuations  in the  price of gold is a risk to the  Company's ability to develop its properties as well as future profitability and cash flow.
As the  gold  price is  denominated  in U.S.  dollars,  the  Company  is also at financial risk as the currency  exchange rate between  Canadian and U.S. dollars fluctuates.  If the  Canadian  dollar  strengthens  against to the U.S.  dollar, revenue  from future gold  sales,  which is  generated  in U.S.  dollars,  would convert to fewer Canadian dollars  available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project  requires the approval of regulatory  agencies which are beyond the  Company's  control.  As a result,  the receipt of approvals  for the project and the timing of grants of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work and  strategies  and plans for the  development of the Hope
Bay  project,  statements  related to analyses of  financial  condition,  future results of  operations  and other  information  that are based on  forecasts  of future  results,  estimates of amounts not yet  determinable  and assumptions of management  are  forward-looking  statements  within  the  meaning of the United
States  Private  Securities  Litigation  Reform  Act of  1995.  Forward  looking statements are statements that are not historical  facts and are generally,  but
not  always,   identified  by  the  words  "expects,"  "plans,"   "anticipates,"
"believes,"  "intends,"  "estimates,"  "projects,"   "satisfies,"   "potential,"
"goal,"   "objective,"   "prospective,"   "strategy",   "target,"   and  similar
expressions, or that events or conditions "will," "would," "may," "can," "could"
or "should"  occur.  Information  inferred from the  interpretation  of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking  statements,  as it constitutes a prediction of what might be found to be  present  when and if a  project  is  actually  developed.  These forward-looking  statements are subject to a variety of risks and  uncertainties

                                       14

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

which  could  cause  actual  events or results to differ  materially  from those reflected in the  forward-looking  statements,  including,  without  limitation:
risks  related to  fluctuations  in gold  prices and  currency  exchange  rates;
uncertainties  related to raising sufficient  financing to fund the planned work in a timely manner and on acceptable  terms;  changes in planned work  resulting from weather,  logistical,  technical or other  factors;  the  possibility  that results  of work  will  not  fulfill  expectations  and  realize  the  perceived
potential  of  the   Company's   properties;   uncertainties   involved  in  the
interpretation  of drilling  results and other tests and the  estimation of gold reserves  and  resources;  the  possibility  that  required  permits  may not be obtained  on a  timely  manner  or at all;  the  possibility  that  capital  and operating  costs  may be  higher  than  currently  estimated  and  may  preclude commercial  development  or render  operations  uneconomic;  risk of  accidents, equipment breakdowns and labour disputes or other unanticipated  difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program;  the risk of environmental  contamination or damage resulting from
Miramar's  operations,  risks  and  uncertainties  described  under  "Risks  and
Uncertainties"  and elsewhere in the Management's  Discussion and Analysis,  and other risks and uncertainties, including those described in the Miramar's Annual
Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking  statements are based on the beliefs,  estimates and opinions of
Miramar's  management on the date the statements are made. Miramar undertakes no obligation to update these  forward-looking  statements if management's beliefs, estimates or opinions, or other factors, should change.

All resource  estimates reported in this disclosure are calculated in accordance with the National  Instrument 43-101 of the Canadian  securities  administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards  differ  significantly  from the  requirements  of the  United  States
Securities and Exchange Commission, which permits U.S. mining companies in their
SEC filings to disclose  only those  mineral  deposits that qualify as proven or
probable   "reserves"  because  a  determination  has  been  made  based  on  an appropriate  feasibility  study  that the  deposits  could be  economically  and legally extracted or produced,  and, accordingly,  resource information reported in this  disclosure  may not be  comparable to similar  information  reported by
United States companies.  The term  "resource(s)"  does not equate to "reserves"
and  normally  may not be included in documents  filed with the  Securities  and
Exchange Commission,  and investors are cautioned not to assume that "resources"
will be converted into "reserves" in the future.

This  disclosure  uses  the  term  "inferred  resources".  While  this  term  is recognized by Canadian securities  regulations  concerning disclosures by mining companies,  the U.S.  Securities and Exchange  Commission does not recognize it.
"Inferred  resources"  have a great amount of uncertainty as to their  existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the "inferred  resources"  will ever be upgraded to a high category.
Under Canadian securities regulations, estimates of "inferred resources" may not form the basis of feasibility or  pre-feasibility  studies except in rare cases.
Investors are cautioned not to assume that part or all of an "inferred resource"
exist or are economically or legally feasible.